Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel : +91 40 4900 2900
Fax : +91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

February 16, 2019

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 / 22722037 / 22722039	Fax Nos.: 022-26598120/ 26598237/ 26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

This is to inform you that we have received a written communication from the US FDA, about the issuance of Establishment Inspection Report (EIR) for FTO VII, our formulations manufacturing facility at Duvvada, Visakhapatnam.

This site was included in the warning letter received from US FDA in November, 2015. Subsequently, the site was audited by US FDA in March, 2017 for which we received EIR in November, 2017, wherein the site’s status remained unchanged. The site was again audited in October, 2018. Based on our responses and follow up actions, the US FDA has concluded that this inspection is “closed” and has determined the inspection classification of this facility as Voluntary Action Initiated (VAI).

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)